FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  May 13, 2004
                       For the period ended March 31, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
1. Consolidated Balance Sheets - March 31, 2003, and 2004
2. Consolidated  Statements  of Income for the periods ended March 31,
   2003 and 2004
3. Summary Financial Data by Business Segment for the periods ended March 31, 2003 and 2004
4. Selected Historical Financial and Other Data - 1Q2003 and 1Q2004
5. Reclassifications to the Financial Statements and Restatement of March 31, 2003 amounts
6. Signatures page

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - MARCH 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                              March 31,
                                                         -------------------
                                                           2003       2004
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                135,846     154,063

Accounts receivable, net                                  48,523      44,423

Revenue-earning vehicles, net                            219,942     230,709

Deferred income tax and social contribution                1,226       1,758

Other                                                     12,528       6,389
                                                         -------     -------
                                                         418,065     437,342
                                                         -------     -------
NONCURRENT ASSETS:

Unrealized gain on derivatives                             3,370           -

Revenue-earning vehicles, net                             86,725     106,299

Escrow deposits                                           14,988      19,374

Deferred income tax and social contribution               20,784      12,831

Other                                                      2,682         384
                                                         -------     -------
                                                         128,549     138,888
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               15,613      18,695
                                                         -------     -------

GOODWILL                                                   4,704       4,704
                                                         -------     -------

Total assets                                             566,931     599,629
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - MARCH 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                             March 31,
                                                        --------------------
                                                          2003        2004
                                                        --------    --------
CURRENT LIABILITIES:

Interest payable on long-term debt                        12,346      10,955

Accounts payable                                          14,957      12,935

Payroll and related charges                               10,807       8,727

Income tax and social contribution                         6,408       2,555

Taxes, other than on income                                1,362       1,609

Deferred income tax and social contribution                7,185       6,252

Advances from customers                                      594       1,350

Other                                                      2,184       2,205
                                                          ------      ------
                                                          55,843      46,588
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           247,794     214,946

Unrealized loss on derivatives                                 -      24,254

Reserve for contingencies                                 34,950      47,487

Deferred income and social contribution taxes              9,342      12,183

Other                                                      1,791       1,775
                                                         -------     -------
                                                         293,877     300,645
                                                         -------     -------

MINORITY INTEREST:                                           132          50
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            135,723     153,693

Accumulated earnings                                      81,356      98,653
                                                         -------     -------
                                                         217,079     252,346
                                                         -------     -------
Total liabilities and shareholders' equity               566,931     599,629
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                  FOR THE PERIODS ENDED MARCH 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                     Period ended March 31,
                                                    -------------------------
                                                         2003         2004
                                                       --------     -------
NET REVENUES:


Car  rental                                             42,864      46,491

Fleet management                                        28,461      33,336

Franchising                                              1,364       1,539

Used car sales                                          57,911      69,547
                                                       -------     -------
  Total net revenues                                   130,600     150,913
                                                       -------     -------

EXPENSES AND COSTS:

Direct operating                                       (22,147)    (23,318)

Cost of used car sales                                 (47,758)    (56,418)

Taxes on revenues                                       (5,148)     (4,116)

Selling, general, administrative and other             (15,482)    (14,599)

Depreciation of vehicles                               (12,423)    (13,390)

Other depreciation and amortization                       (924)     (1,069)
                                                       --------    --------
  Total operating expenses and costs                  (103,882)   (112,910)
                                                       --------    --------

Operating income                                        26,718      38,003

FINANCIAL (EXPENSE) INCOME, NET                         26,387      (9,180)

OTHER NONOPERATING INCOME, NET                              19           6
                                                        ------      ------

Income before taxes and minority interest               53,124      28,829
                                                        ------      ------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (5,749)    (11,273)
  Deferred                                             (12,102)      1,607
                                                        ------      ------
                                                       (17,851)     (9,666)
                                                        ------      ------

Income before minority interest                         35,273      19,163

MINORITY INTEREST                                          (41)        (33)
                                                        ------      ------

Net income                                              35,232      19,130
                                                        ======      ======
OTHER COMPREHENSIVE INCOME:
  Total change in market value of marketable securities    257           -
  Reclassification adjustment of realized gains            463           -
                                                          ----      ------
  Unrealized gains on marketable securities                720           -
                                                          ----      ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                        (245)          -
                                                          ----      ------
  Other comprehensive income                               475           -
                                                        ------      ------
         Comprehensive income                           35,707      19,130
                                                        ======      ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                    FOR PERIODS ENDED MARCH 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                             Period ended March 31,
                                         -------------------------------
                                               2003            2004
                                              ------          ------
      NET REVENUES:

      Car rental                              42,864          46,491

      Fleet management                        28,461          33,336

      Franchising                              1,364           1,539

      Used car sales                          57,911          69,547
                                             -------         -------
                                             130,600         150,913
                                             -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                             (5,629)         (5,493)

      Fleet management                        (6,794)         (7,897)

      Other                                     (924)         (1,069)
                                              ------          ------
                                             (13,347)        (14,459)
                                              ------          ------


      OPERATING INCOME:

      Car  rental                             12,127          18,540

      Fleet management                        12,733          14,827

      Franchising                                708             697

      Used car sales                           5,889           8,169

      Corporate expenses                      (3,815)         (3,161)

      Other depreciation and amortization       (924)         (1,069)
                                              ------          ------
                                              26,718          38,003
                                              ------          ------


      OPERATING MARGIN:

      Car  rental                              28.3%           39.9%

      Fleet management                         44.7%           44.5%

      Franchising                              51.9%           45.3%

      Used car sales                           10.2%           11.7%

      Total                                    20.5%           25.2%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )


                                                         1 Q 2003    1 Q 2004
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               42,864      46,491
  Fleet management                                         28,461      33,336
                                                           ------      ------
    Total vehicle rental                                   71,325      79,827

  Used car sales                                           57,911      69,547
  Franchising                                               1,364       1,539
                                                          -------     -------
Total net revenues                                        130,600     150,913
                                                          -------     -------
Direct operating costs and expenses:
  Car rental                                              (15,437)    (14,767)
  Fleet management                                         (6,118)     (7,827)
                                                          -------     -------
    Total vehicle rental                                  (21,555)    (22,594)

  Cost of used car sales                                  (47,758)    (56,418)

  Franchising                                                (592)       (724)

  Taxes on revenues                                        (5,148)     (4,116)
                                                          -------     -------
Total direct operating costs and expenses                 (75,053)    (83,852)
                                                          -------     -------
Gross profit                                               55,547      67,061

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (5,973)     (5,327)
    Fleet management                                       (1,516)     (1,389)
    Used car sales                                         (4,169)     (4,716)
    Franchising                                                (9)         (6)
                                                           ------      ------
      Total adverstising, promotion and selling           (11,667)    (11,438)

  General and administrative expenses                      (3,791)     (3,054)
  Other                                                       (24)       (107)
                                                           ------      ------
Total selling, general, administrative and other expenses (15,482)    (14,599)
                                                           ------      ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (5,629)     (5,493)
    Fleet management                                       (6,794)     (7,897)
                                                           ------      ------
     Total vehicle depreciation expenses                  (12,423)    (13,390)
  Non-Vehicle depreciation and amortization expenses         (924)     (1,069)
                                                           ------      ------
Total depreciation and amortization expenses              (13,347)    (14,459)
                                                           ------      ------
Operating income                                           26,718      38,003
                                                           ------      ------
Financial Interest:
   Expense                                                 (7,975)     (7,990)
   Income                                                   5,731       5,907
   Taxes on financial revenues                               (442)       (453)
   Monetary variation and exchange loss                    14,179      (1,449)
   Monetary variation and exchange gain                      (507)         11
   Unrealized gains (losses) on derivatives                15,401      (5,206)
                                                           ------      ------
      Financial interest (expense) income, net             26,387      (9,180)
                                                           ------      ------
Nonoperating income, net                                       19           6
                                                           ------      ------
Income before taxes and minority interest                  53,124      28,829
Income tax and social contribution                        (17,851)     (9,666)
Minority interest                                             (41)        (33)
                                                           ------      ------
Net income                                                 35,232      19,130
                                                           ======      ======
OTHER COMPREHENSIVE INCOME                                    475           -
                                                           ------      ------
Comprehensive income                                       35,707      19,130
                                                           ======      ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


STATEMENT OF OPERATIONS DATA                             1 Q 2003    1 Q 2004
                                                         --------    --------
OTHER DATA :

EBITDA                                                     40,065     52,462

Vehicle Depreciation Expense                              (12,423)   (13,390)
                                                          -------     ------
Adjusted EBITDA                                            27,642     39,072
                                                          =======     ======




                  Reclassifications to the Financial Statements

In order to conform with the presentation in the 2004 financial statements, certain amounts in Localiza's results of operations for 2003 have been reclassified.


1 - Reclassification of 1Q2003 in the amount of R$730 related to sales taxes from direct operating costs (R$222) and selling, general and administratives expenses (R$508) to taxes on revenues.

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )



SELECTED OPERATING DATA:                                 1 Q 2003    1 Q 2004
                                                         --------    --------

Fleet at the end of period:
   Car Rental                                               9,719     10,110
   Fleet Management                                        10,046      8,944
                                                           ------     ------
     Total                                                 19,765     19,054
                                                           ------     ------

Average Operating Fleet Age (months)
  Car Rental                                                  6.5        5.4
  Fleet Management                                           21.6       18.6
Average Operating Fleet Age (months)                         14.5       11.6

Number of Rental Days:
  Car Rental                                              527,598    545,789
  (-)Rental Days to Total Fleet's replacement service      (8,056)    (8,056)
                                                          -------    -------
     Total                                                519,542    537,733
  Fleet Management                                        819,870    751,050

Utilization Rates:
  Car Rental                                                59.2%      60.6%
  Fleet Management                                          94.0%      95.1%

Numbers of Cars Purchased:
  Car Rental                                                  212         53
  Fleet Management                                            447        667
                                                              ---        ---
     Total                                                    659        720
                                                              ---        ---

Average Purchase Price                                      26.91      28.37

Total Investment in Fleet                                17,733.6   20,425.6


Numbers of Cars Sold:
  Car Rental                                                2,900      2,523
  Fleet Management                                            820      1,488
                                                            -----      -----
     Total                                                  3,720      4,011
                                                            -----      -----

Average Car Price                                           15.23      16.80

Depreciation per operating car...(R$)                     2,536.6    2,869.1

Average Annual Revenue per operating car....(R$)
  Car Rental                                             17,563.3   18,900.8
  Fleet Management                                       11,665.3   15,100.3

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    82.50      86.46
  Fleet Management                                          34.48      44.10

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: May 13, 2004